

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Alexander Hornung
Chief Financial Officer
Mountain & Co. I Acquisition Corp.
4001 Kennett Pike, Suite 302
Wilmington, Delaware 19807

> **Re: Mountain & Co. I Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on April 15, 2022**
> **File No. 001-41021**

Dear Alexander Hornung:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction